File No. 1-10905
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

VITRO, S.A.B. DE C.V.

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2008

(Filed February 26, 2008)

N/A
(Translation of Registrant's Name into English)

Av. Ricardo Margain Zozaya 400
Garza Garcia, NL
66250 Mexico
(52) 8863-1200
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 107(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

CONTENTS

Documents Attached:

* Press Information dated February 26, 2008

Vitro Reports Strong 4Q'07 and Year-end Results

San Pedro Garza Garcia, Nuevo Leon, Mexico - February 26, 2008 - Vitro S.A.B. de C.V. (BMV: VITROA; NYSE: VTO) one of the world's largest producers and distributors of glass products, today announced 4Q'07 unaudited results. Year over year consolidated sales increased 8.3 percent and EBITDA rose 6.9 percent. The consolidated EBITDA margin dropped slightly to 15.3 percent from 15.5 percent in the same period last year as natural gas prices increased 16 percent.

FINANCIAL HIGHLIGHTS*
	4Q'07	4Q'06	% Change
Consolidated Net Sales	659	608	8.3%
Glass Containers	337	316	6.8%
Flat Glass	312	281	11.1%
Cost of Sales	436	435	0.3%
Gross Income	223	174	28.2%
Gross Margins	33.8%	28.6%	5.2 pp
SG&A	143	128	11.5%
SG&A % of sales	21.7%	21.1%	0.6 pp
EBIT	80	45	75.1%
EBIT Margins	12.1%	7.5%	4.6 pp
EBITDA	101	94	6.9%
Glass Containers	76	72	5.2%
Flat Glass	30	27	13.6%
EBITDA Margins	15.3%	15.5%	-0.2 pp
Net Income	48	34	43.4%
Net Income Margins	7.3%	5.5%	+2 pp
Total Debt	1,373	1,141	20.3%
Short Term Debt(1)	87	32	168.4%
Long Term Debt	1,286	1,109	16.0%
Average life of debt	6.9	3.3

Cash & Cash Equivalents(2)	186	113	64.3%
Total Net Debt	1,186	1,027	15.5%
* Million US$ Nominal
(1) Upon completion of the US$1.0 billion senior guaranteed notes done in February 2007, a portion of short-term borrowings was refinanced and was therefore reclassified, according to Mexican Financial Reporting Standards (Mex GAAP), as long-term debt in 4Q'06
(2) Cash & Cash Equivalents include restricted cash which corresponded to cash collateralizing debt and derivatives instruments accounted for in other current assets. As of 4Q'07, the restricted cash includes US$35 million deposited in a trust to repay debt and interests.

Commenting on the results for the quarter, Federico Sada, Chief Executive Officer, said "The solid fundamentals of our core glass businesses are reflected in the results for the fourth quarter and the year. On a comparable basis, consolidated EBITDA, was a record fourth quarter and the highest fiscal year since 1999 at nearly $391 million, despite the natural gas disruptions. This was also a record fiscal year and fourth quarter at Glass Containers. We reported EBITDA of nearly $76 million for the quarter despite the significant increase in energy costs."

"We are particularly pleased with Flat Glass performance," Mr. Sada continued. "Our results reflect the continuing shift to value added, higher margin products in all locations. The fourth quarter of 2007 was the best on a comparable basis that we've seen in the last three years. EBITDA rose by 13.6 percent year over year. We also reported the highest comparable EBITDA for a fiscal year in Flat Glass since 2004."

Mr. Enrique Osorio, Chief Financial Officer, noted "We are starting the new year from a very strong base with both businesses in excellent condition. For example, at Flat Glass, both automotive replacement and OEM reported excellent year over year results. Our strategy to diversify our client base is starting to pay off in volume. And the price mix has improved as new platforms with increasing value added are substituted for older platforms."

"In automotive replacement, our VitroCar distribution chain reported very strong growth. We are also pleased with the strong performance of our domestic float glass business which is benefiting from our strategy to move into the transformation business." Mr. Osorio continued.

"On the financial front, the average cost of debt dropped 100 basis points from 10.5 percent in 4Q06 to 9.5 percent as a result of our refinancing. As a result, lower interest expense and increased EBITDA have made a substantial contribution to our cash flow."

"It is clear we are continuing to build on Vitro's inherent strengths in the glass industry as we benefit from our established position, production flexibility and fast time to market. Given this strong performance, and ongoing emphasis on cost control, we feel Vitro is in an excellent position to face the challenges of 2008", Mr. Osorio closed.

All figures provided in this announcement are in accordance with Mexican Financial Reporting Standards (Mexican FRS) issued by the Mexican Board for Research and Development of Financial Reporting Standards (CINIF), except otherwise indicated. Dollar figures are in nominal US dollars and are obtained by dividing nominal pesos for each month by the end of month fix exchange rate published by Banco de Mexico. In the case of the Balance Sheet, US dollar translations are made at the fix exchange rate as of the end of the period. Certain amounts may not sum due to rounding. All figures and comparisons are in US dollar terms, unless otherwise stated, and may differ from the peso amounts due to the difference between inflation and exchange rates.

	Dec-07	Dec-06
Inflation in Mexico
Quarter	1.5%	1.5%
Accumulated	3.8%	4.1%
LTM	3.8%	4.1%
Inflation in USA
Quarter	0.7%	-0.6%
Accumulated	4.1%	2.5%
LTM	4.1%	2.5%
Exchange Rate
Closing	10.8662	10.8116
Devaluation
Quarter	-0.5%	-1.7%
Accumulated	0.5%	1.7%

This announcement contains historical information, certain management's expectations, estimates and other forward-looking information regarding Vitro, S.A.B. de C.V. and its Subsidiaries (collectively the "Company"). While the Company believes that these management's expectations and forward looking statements are based on reasonable assumptions, all such statements reflect the current views of the Company with respect to future events and are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated in this report. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic, political, governmental and business conditions worldwide and in such markets in which the Company does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the growth or reduction of the markets and segments where the Company sells its products, changes in raw material prices, changes in energy prices, particularly gas, changes in the business strategy, and other factors. Should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. The Company does not assume any obligation, to and will not update these forward-looking statements. The assumptions, risks and uncertainties relating to the forward-looking statements in this report include those described in the Company's annual report in form 20-F file with the U.S. Securities and Exchange Commission, and in the Company's other filings with the Mexican Comision Nacional Bancaria y de Valores.

This report on Form 6-K is incorporated by reference into the Registration Statement on Form F-4 of Vitro, S.A.B. de C.V. (Registration Number 333-144726).

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

A body of generally accepted accounting principles is commonly referred to as "GAAP". A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We disclose in this report certain non-GAAP financial measures, including EBITDA. EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) non-cash items related to pension liabilities, (iii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iv) other expenses, net, (v) income tax and statutory employee profit sharing, (vi) provision for employee retirement obligations, (vii) cumulative effect of change in accounting principle, net of tax and (viii) (income) loss from discontinued operations.

In managing our business we rely on EBITDA as a means of assessing our operating performance and a portion of our management's compensation and employee profit sharing plan is linked to EBITDA performance. We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax and tax on assets and statutory employee profit sharing, which is similar to a tax on income and (iv) other expenses or income not related to the operation of the business. EBITDA is also a useful basis of comparing our results with those of other companies because it presents operating results on a basis unaffected by capital structure and taxes.

We also calculate EBITDA in connection with covenants related to some of our financings. We believe that EBITDA enhances the understanding of our financial performance and our ability to satisfy principal and interest obligations with respect to our indebtedness as well as to fund capital expenditures and working capital requirements. EBITDA is not a measure of financial performance under U.S. GAAP or Mexican FRS. EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with Mexican FRS, as an indicator of operating performance or as cash flows from operating activity of as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company's overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges. The EBITDA presented herein relates to Mexican FRS, which we use to prepare our consolidated financial statements. This EBITDA calculation is expressly permitted by the Mexican regulators that establish the Mexican FRS for use in such financial statements.

Vitro, S.A.B. de C.V. (BMV: VITROA; NYSE: VTO), is one of the largest glass manufacturers in the world. Through our subsidiary companies we offer products with the highest quality standards and reliable services to satisfy the needs of two distinct business sectors: glass containers and flat glass. Our manufacturing facilities produce, process, distribute and sell a wide range of glass products that offer excellent solutions to multiple industries that include: wine, beer, cosmetic, pharmaceutical, food and beverage, as well as the automotive and construction industry. Also, we supply raw materials, machinery and industrial equipment to different industries. We constantly strive to improve the quality of life for our employees as well as the communities in which we do business by generating employment and economic prosperity thanks to our permanent focus on quality and continuous improvement as well as consistent efforts to promote sustainable development. Our World Headquarters are located in Monterrey, Mexico where Vitro was founded in 1909 and now embarks major facilities and a broad distribution network in nine countries in the Americas and Europe. Additionally, it exports its products to over 50 countries around the World. For more information, you can access Vitro's Website at: http://www.vitro.com

Fourth Quarter 2007 results

Conference Call and Web cast

Wednesday, February 27, 2008

11:00 AM U.S. EST - 10:00 A.M. Monterrey time

A live web cast of the conference call will be available to investors and the media at http://www.vitro.com. A replay of the web cast will be available through the end of the day on March 27, 2008. For inquiries regarding the conference call, please contact Susan Borinelli of Breakstone Group via telephone at (646) 330-5907, or via email at sborinelli@breakstone-group.com.

For further information, please contact:

Investor Relations Adrian Meouchi / Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestrada@vitro.com	U.S. agency Susan Borinelli / Kay Breakstone Breakstone Group (646) 330-5907 sborinelli@breakstone-group.com kbreakstone@breakstone-group.com	Media Relations Albert Chico Vitro, S.A.B. de C.V. + (52) 81-8863-1661 achico@vitro.com

DETAILED FINANCIAL INFORMATION FOLLOWS:

Consolidated Results

                Sales                                                                  4

                EBIT and EBITDA                                             4

                Consolidated Financing Result                       5

                Taxes                                                                  6

                Consolidated Net Income                                 7

                Capital Expenditures                                        7

                Consolidated Financial Position                     7

                Cash Flow                                                          9

                Key Developments                                          11

Glass Containers                                                             12

Flat Glass                                                                          13

Consolidated Financial Statements                               15

Segmented Information                                                   16

Consolidated Results

Sales

Consolidated net sales for 4Q'07 increased 8.3 percent YoY to US$659 million from US$608 million last year. For fiscal year 2007, consolidated net sales rose 6.6 percent to US$2,560 million from US$2,401 in year 2006. Glass Containers sales for the quarter rose YoY by 6.8 percent while Flat Glass sales grew 11.1 percent over the same time period.

During the quarter domestic, export and foreign subsidiaries' sales increased 5.9 percent, 15.2 percent and 7.0 percent YoY respectively.

Table 1: Total Sales
Table 1
Sales
(Million)
			YoY%			YoY%			YoY%
	4Q'07	4Q'06	Change	12M'07	12M'06	Change	2007	2006	Change

Constant Pesos
Total Consolidated Sales	7,190	6,952	3.4	28,591	27,876	2.6	28,591	27,876	2.6

Glass Containers	3,672	3,575	2.7	14,639	13,982	4.7	14,639	13,982	4.7
Flat Glass	3,418	3,245	5.3	13,591	13,461	1.0	13,591	13,461	1.0

Domestic Sales	3,019	2,966	1.8	12,007	11,875	1.1	12,007	11,875	1.1
Export Sales	1,621	1,464	10.7	6,674	6,384	4.5	6,674	6,384	4.5
Foreign Subsidiaries	2,550	2,521	1.1	9,911	9,617	3.0	9,911	9,617	3.0

Nominal Dollars
Total Consolidated Sales	659	608	8.3	2,560	2,401	6.6	2,560	2,401	6.6

Glass Containers	337	316	6.8	1,317	1,214	8.5	1,317	1,214	8.5
Flat Glass	312	281	11.1	1,210	1,149	5.3	1,210	1,149	5.3
						--
Domestic Sales	278	262	5.9	1,078	1,029	4.8	1,078	1,029	4.8
Export Sales	149	129	15.2	601	556	8.2	601	556	8.2
Foreign Subsidiaries	232	217	7.0	881	817	7.8	881	817	7.8

% Foreign Currency Sales* / Total Sales	58%	57%	0.9 pp	58%	57%	0.8 pp	58%	57%	0.7 pp
% Export Sales / Total Sales	23%	21%	1.4 pp	23%	23%	0.3 pp	23%	23%	0.3 pp
* Exports + Foreign Subsidiaries

EBIT and EBITDA

Consolidated EBIT for the quarter increased 75.1 percent YoY to US$80 million from US$45 million last year. EBIT margin increased 460 basis points to 12.1 percent from 7.5 percent mainly as a result of a reduced depreciation charge as we revised, with the support of external appraisals, our furnaces condition and determined the need to extend their remaining life. For fiscal year 2007, consolidated EBIT increased 34.0 percent to US$242 million from US$180 million in year 2006. During this same period of time, EBIT margin increased 190 basis points to 9.4 percent from 7.5 percent.

EBIT for the quarter at Glass Containers increased by 48.2 percent YoY, while at Flat Glass EBIT rose 94.3 percent.

Consolidated EBITDA for the quarter increased 6.9 percent to US$101 million from US$94 million in 4Q'06. The EBITDA margin decreased 20 basis points YoY to 15.3 percent from 15.5 percent mainly due to a 16 percent increase in natural gas prices. For fiscal year 2007, consolidated EBITDA increased 5.3 percent to US$391 million from US$371 million in year 2006.

During the quarter, EBITDA at Glass Containers increased 5.2 percent YoY to US$76 million from US$72 million while EBITDA at Flat Glass increased 13.6 percent YoY to US$30 million from US$27 million. For details on both business units please refer to page 12 and 13, respectively.

Table 2: EBIT and EBITDA
Table 2
EBIT and EBITDA
(Million)
			YoY%			YoY%			YoY%
	4Q'07	4Q'06	Change	12M'07	12M'06	Change	2007	2006	Change

Constant Pesos
Consolidated EBIT	869	523	66.2	2,706	2,117	27.8	2,706	2,117	27.8
Margin	12.1%	7.5%	4.6 pp	9.5%	7.6%	1.9 pp	9.5%	7.6%	1.9 pp

Glass Containers	708	497	42.6	2,087	1,853	12.6	2,087	1,853	12.6
Flat Glass	218	124	75.5	782	418	87.2	782	418	87.2

Consolidated EBITDA	1,100	1,077	2.2	4,379	4,331	1.1	4,379	4,331	1.1
Margin	15.3%	15.5%	-0.2 pp	15.3%	15.5%	-0.2 pp	15.3%	15.5%	-0.2 pp

Glass Containers	828	818	1.2	3,100	3,189	(2.8)	3,100	3,189	(2.8)
Flat Glass	331	311	6.5	1,320	1,151	14.7	1,320	1,151	14.7

Nominal Dollars
Consolidated EBIT	80	45	75.1	242	180	34.0	242	180	34.0
Margin	12.1%	7.5%	4.6 pp	9.4%	7.5%	1.9 pp	9.4%	7.5%	1.9 pp

Glass Containers	65	44	48.2	188	160	17.5	188	160	17.5
Flat Glass	20	10	94.3	69	34	101.6	69	34	101.6

Consolidated EBITDA	101	94	6.9	391	371	5.3	391	371	5.3
Margin	15.3%	15.5%	-0.2 pp	15.3%	15.5%	-0.2 pp	15.3%	15.5%	-0.2 pp

Glass Containers	76	72	5.2	278	275	1.0	278	275	1.0
Flat Glass	30	27	13.6	116	97	20.2	116	97	20.2

Consolidated Financing Result

Consolidated financing result for the quarter increased 6.9 percent YoY to US$15 million compared with US$14 million during 4Q'06. This was mainly driven by a slight non-cash foreign exchange gain compared with a non-cash foreign exchange gain of US$12 million during 4Q'06. During 4Q'07, the Mexican peso experienced a 0.5 percent appreciation compared with a 1.7 percent appreciation in the same period last year. This situation was partially compensated by lower other financial expenses of US$2 million compared with US$7 million during 4Q'06, higher monetary position of US$16 million compared with US$12 million, and a US$4 million reduction in interest expense which reflects a decrease in interest rate related with the refinancing done at the beginning of year 2007.

For fiscal year 2007, total consolidated financing result decreased 27.9 percent YoY to US$139 million from US$193 million driven by a combination of favorable factors: a US$27 million decrease in other financial expenses due to higher value in derivative transactions and lower amortization of financing fees during this year; a non-cash foreign exchange loss of US$7 million compared with a non-cash foreign exchange loss of US$17 million during fiscal year 2006 driven by a 0.5 percent depreciation experienced by the Mexican peso in 2007 compared with a 1.7 percent depreciation in last year; lower interest expense of US$147 million compared with US$156 million, as a result of lower interest rate; higher interest income of US$16 million during 2007 compared with US$12 million during last year; and a higher monetary position of US$42 million compared with US$39 million during 2006.

Table 3: Total Financing Result
Table 3
Total Financing Result
(Million)
			YoY%			YoY%			YoY%
	4Q'07	4Q'06	Change	12M'07	12M'06	Change	2007	2006	Change

Constant Pesos
Interest Expense	(332)	(397)	(16.5)	(1,645)	(1,814)	(9.3)	(1,645)	(1,814)	(9.3)
Interest Income	10	39	(73.1)	175	134	30.5	175	134	30.5
Other Financial Expenses*	(23)	(73)	(68.8)	(487)	(813)	(40.1)	(487)	(813)	(40.1)
Foreign Exchange (Loss)	(2)	126	--	(94)	(224)	(58.3)	(94)	(224)	(58.3)
Derivative Transactions (Gain)
Monetary Position (Loss)	175	138	26.6	471	440	6.9	471	440	6.9
Total Financing Result	(172)	(168)	2.5	(1,579)	(2,276)	(30.6)	(1,579)	(2,276)	(30.6)

Nominal Dollars
Interest Expense	(30)	(35)	(12.7)	(147)	(156)	(5.9)	(147)	(156)	(5.9)
Interest Income	1	3	(71.8)	16	12	35.4	16	12	35.4
Other Financial Expenses*	(2)	(7)	(68.6)	(43)	(70)	(38.1)	(43)	(70)	(38.1)
Foreign Exchange (Loss)	0	12	(98.7)	(7)	(17)	(59.3)	(7)	(17)	(59.3)
Derivative Transactions (Gain)
Monetary Position (Loss)	16	12	31.4	42	39	9.3	42	39	9.3
Total Financing Result	(15)	(14)	6.9	(139)	(193)	(27.9)	(139)	(193)	(27.9)

* Includes derivative transactions and interest related to factoring transactions

Taxes

Total income tax decreased from an expense of US$29 million in 4Q'06 to a gain of US$11 million during this quarter. This reduction is mainly due to the recognition of an account receivable of US$22 million related to asset tax payments made during previous years. These asset tax payments can be recovered when the income tax is higher than the asset tax, this condition was met at the end of fiscal year 2007. Accrued income tax increased from US$1 million during 4Q'06 to US$17 million in 4Q'07 mainly due to higher taxable profits.

Table 4: Taxes
Table 4
Taxes
(Million)
			YoY%			YoY%
	4Q'07	4Q'06	Change	2007	2006	Change

Constant Pesos
Accrued Income Tax	182	15	1,146.6	323	179	80.2
Deferred Income Tax (gain)	(303)	309	--	(232)	49	--
Total Income Tax	(121)	324	--	92	228	(59.8)

Nominal Dollars
Accrued Income Tax	17	1	1,362.7	29	15	93.6
Deferred Income Tax (gain)	(28)	28	--	(21)	7	--
Total Income Tax	(11)	29	--	8	22	(64.6)

Consolidated Net Income

During 4Q'07 the Company recorded a consolidated net income of US$48 million compared to a net income of US$34 million during the same period last year. This variation is mainly the result of a US$34 million increase in EBIT mainly as a result of a reduced depreciation charge since a revision of our furnaces condition originated the need to extend their remaining life coupled with an income tax gain of US$11 million during the quarter compared to an expense of US$29 million. The above mentioned factors more than offset higher other expenses of US$27 million, which includes some impairment charges in our Central American subsidiaries and also the change in Mexican FRS that requires profit sharing to workers (PSW) to be registered in other expenses, compared to other income of US$31 million in the same quarter last year, mainly due to a gain in the sale of the Vidriera Mexico ("Vimex") land.

Capital Expenditures (CapEx)

Capital expenditures for the quarter totaled US$60 million, compared with US$39 million in 4Q'06. Glass Containers represented 81 percent of total capex consumption and was mainly invested in preparation for the scheduled furnace repairs in year 2008, the transfer of Vimex's facilities to Toluca and maintenance. Flat Glass accounted for 18 percent and was mainly invested in maintenance as well as in capacity increase and equipment upgrade in Vitro America and Cristalglass, Vitro's Flat Glass subsidiaries in the US and Spain respectively.

Consolidated Financial Position

Net debt, which is calculated by deducting cash and cash equivalents as well as restricted cash accounted for in current and other long term assets, decreased QoQ by US$23 million to US$1,186. On a YoY comparison, net debt increased US$159 million.

As of 4Q'07, the Company had a cash balance of US$186 million, of which US$151 million was recorded as cash and cash equivalents and US$36 million was classified as other current assets. The US$36 million is restricted cash, which is composed of cash collateralizing debt and cash deposited in a trust to repay debt and interests on the covenant defeasance of the VENA Senior Notes due 2011 that will be paid in July 2008. Cash collateralizing debt corresponds to US$1 million recorded at Flat Glass and the cash deposited in a trust to repay debt and interests corresponds to US$35 million recorded at Glass Containers.

Consolidated gross debt as of December 31, 2007 totaled US$1,373 million, a QoQ decrease of US$9 million and a YoY increase of US$232 million. As of 4Q'07, consolidated short-term debt includes US$30 million associated with the covenant defeasance of the Senior Notes due 2011 at VENA mentioned above.

Table 5
Debt Indicators
(Million dollars; except as indicated)

	4Q'07	3Q'07	2Q'07	1Q'07	4Q'06

Interest Coverage
(EBITDA/ Total Net Financial Exp.) (Times) LTM	2.2	2.1	2.0	2.0	1.7

Leverage
(Total Debt / EBITDA) (Times) LTM	3.4	3.5	3.4	3.6	3.0
(Total Net Debt / EBITDA) (Times) LTM	2.9	3.1	3.0	2.7	2.7

Total Debt	1,373	1,382	1,373	1,466	1,141
Short-Term Debt(1),(2)	87	80	45	147	32
Long-Term Debt	1,286	1,302	1,328	1,319	1,109

Cash and Equivalents(3)	186	173	212	380	113
Total Net Debt	1,186	1,209	1,161	1,086	1,027

Currency Mix (%) dlls&Euros/Pesos / UDI's	98/2/0	98/2/0	98/2/0	96/2/2	94/6/0
     (1) 4Q'07 short term debt includes US$30 million associated with the covenant defeasance of the Senior Notes due 2011 at VENA that will be paid in July 2008. The required cash is recorded as restricted cash. On July 23, 2008 the restricted cash will be freed from the trust and will be used to pay down the outstanding balance.
    (2) Upon completion of the US$1.0 billion senior guaranteed notes done in February 2007, a portion of short-term borrowings was refinanced and was therefore reclassified, according to Mexican FRS, as long-term debt in 4Q'06
    (3) Cash & Cash Equivalents include restricted cash which corresponded to cash collateralizing debt and derivative instruments accounted for in current and other long term assets. As of 4Q'07, the restricted cash includes US$35 million deposited in a trust to repay debt and interests (see note 1).

  The Company's average life of debt as of 4Q'07 was 6.9 years compared with 3.3 years for 4Q'06.
  Short-term debt as of December 31, 2007, decreased by US$336 million to 6 percent as a percentage of total debt, compared with 37 percent in 4Q'06. Upon completion of the US$1.0 billion senior guaranteed notes done in February, a portion of short-term borrowings was refinanced and was therefore reclassified, according to Mexican FRS, as long-term debt in 4Q'06.

  Revolving debt, including trade-related debt, accounted for 42 percent of total short-term debt. This type of debt is usually renewed within 28 to 180 days.
  Current maturities of long-term debt, including current maturities of market debt, decreased by US$318 million to US$50 million from US$368 million as of December 31, 2006. As of 4Q'07 current maturities of long-term debt represented 58 percent of short-term debt.
  As of December 31, 2007 Vitro had an aggregate of US$139 million in off-balance sheet financing related to sales of receivables and receivable securitization programs. Flat Glass recorded US$74 million and Glass Containers recorded US$65 million.

  Maturities for 2008 include long-term "Certificados Bursatiles", the covenant defeasance of the VENA Senior Notes due 2011 and Credit Facilities at the subsidiary level.
  Maturities from 2009 and thereafter include, among others, long-term "Certificados Bursatiles", the Senior Notes due in 2012, Senior Notes due in 2013 and Senior Notes due in 2017 at the Holding Company level.

  Cash Flow

Cash flow before CapEx and dividends increased 129.1 percent to US$91 million from US$40 million in 4Q'06. This was principally the result of a net interest income of US$4 million, which includes a derivative transaction that anticipated US$50 million in 4Q'07 and a similar amount will be paid back evenly during 2008, compared with a net interest expense of US$64 million as well as higher EBITDA. A portion of the increased cash flow was used to fund the US$60 million in CapEx investments compared with US$39 million in 4Q'06.

For fiscal year 2007, the Company generated US$216 million of cash flow before CapEx and dividends which represents a 56.5 percent increase when compared with last year. The main drivers behind the increase were lower net interest expense, which includes a derivative transaction explained in the previous paragraph, and higher EBITDA. This cash flow coupled with available cash was used to fund the US$231 million CapEx investments, which in part was used to increase capacity at Glass Containers to satisfy higher demand from our customers. Even when US$50 million of the derivative transaction is added back to net interest expense for fiscal year 2007, the resulting number is still significantly lower than that of 2006, reflecting the benefit of the lower interest rates obtained by the refinancing done in 1Q'07.

Table 6: Cash Flow Analysis
Table 6
Cash Flow from Operations Analysis(1)
(Million)
			YoY%			YoY%
	4Q'07	4Q'06	Change	2007	2006	Change

Constant Pesos
EBITDA	1,100	1,077	2.2	4,379	4,331	1.1
Net Interest Expense(2),(3)	36	(760)	--	(1,192)	(2,498)	(52.3)
Working Capital(4)	80	97	(16.7)	(210)	(118)	77.4
Cash Taxes (paid) recovered(5)	(205)	52	--	(546)	(76)	617.8
Cash Flow before Capex and Dividends	1,012	466	117.3	2,430	1,638	48.3

Capex	(650)	(439)	48.1	(2,578)	(1,253)	105.8
Dividends	(2)	-	--	(219)	(165)	32.8
Net Free Cash Flow	359	27	1,256.0	(366)	221	--

Nominal Dollars
EBITDA	101	94	6.9	391	371	5.3
Net Interest Expense(2),(3)	4	(64)	--	(105)	(214)	(51.0)
Working Capital(4)	5	5	3.5	(21)	(13)	61.4
Cash Taxes (paid) recovered(5)	(19)	5	--	(49)	(6)	695.1
Cash Flow before Capex and Dividends	91	40	129.1	216	138	56.5

Capex	(60)	(39)	53.6	(231)	(108)	114.1
Dividends	(0)	-	--	(19)	(13)	41.1
Net Free Cash Flow	31	1	3,381.0	(34)	17	--
(1) This statement is a Cash Flow statement and it does not represent a Statement of Changes in Financial Position according with Mexican FRS
(2) Includes derivative transactions, and other financial expenses and products. Includes interest rate swap transaction in which Vitro pays variable peso rates on a monthly basis and receives semi-annual payments of fixed dollar rate.
(3) 1Q'07 does not include additional interests and transaction fees associated with the debt refinancing completed at the beginning of year 2007.
(4) Includes: Clients, inventories, suppliers, other current assets and liabilities, IVA (Value Added Tax) and ISCAS taxes (Salary Special Tax)
(5) Includes PSW (Profit Sharing to Workers)

Key Developments

Vitro signs an agreement with FIDE to implement programs for energy savings On January 10, 2008 the Company announced that it had signed an agreement with the Electric Energy Savings Mexican Commission (FIDE) for the purpose of making all its industrial facilities in Mexico more energy efficient through the reduction in the amount of greenhouse emissions.

In addition to develop energy savings programs, Vitro will conduct massive awareness programs on the subject, will promote the substitution of high energy consuming equipment for more energy efficient ones and will expand the technical training of its affiliates on the subject of energy efficiency in all of its installations in Mexico. For its part FIDE will promote energy savings programs within Vitro's manufacturing facilities, to workers and suppliers and will help finance the purchase of high energy efficient equipment.

The signing of this agreement adds to the multiple efforts of Vitro to promote sustainable development by implementing initiatives that seek to increase our competitiveness while at the same time promote a cleaner environment and a safer work place.

Glass Containers

(51 percent of 2007 Consolidated Sales)

Sales

Sales for the quarter increased 6.8 percent YoY to US$337 million from US$316 million. The main driver behind the 6.4 percent YoY increase in domestic sales was an improved product mix in the CFT (Cosmetics, Fragrances & Toiletries), beer and wine & liquor segments which offset a slight decrease in volumes.

Export sales increased 6.1 percent due to higher volumes in the soft drinks and food markets coupled with an improved price mix in the wine & liquor, soft drinks and CFT segments.

Sales from Glass Containers' foreign subsidiaries rose 9.5 percent YoY as a result of the positive market conditions in Central and South America.

EBIT and EBITDA

EBIT for the quarter increased 48.2 percent YoY to US$65 million from US$44 million in 4Q'06 mainly due to a lower depreciation charge as we revised, with the support of external appraisals, our furnaces condition and determined the need to extend their remaining life. EBITDA for the same period rose 5.2 percent to US$76 million from US$72 million.

The EBITDA growth continued to be driven by improved production efficiencies which optimized fixed costs absorption as well as the ongoing cost reduction initiatives. This situation more than offset higher energy costs and costs associated with the ramp-up of the new furnace located in Toluca related to the transfer of Vimex's facilities to Vitro Cosmos ("Cosmos").

EBITDA from Mexican glass containers operations, which is Glass Container's core business and represents approximately 81 percent of total EBITDA, increased 3 percent YoY due to the above mentioned factors.

The Company's cost reduction efforts continued to benefit results during 2007. On a comparable basis, SG&A costs as a percentage of sales were reduced by more then 30 basis points compared to 2006.

Table 7: Glass Containers
Table 7
Glass Containers
(Million)
			YoY%			YoY%
	4Q'07	4Q'06	Change	2007	2006	Change

Constant Pesos
Consolidated Net sales	3,672	3,575	2.7	14,639	13,982	4.7
Net Sales
Domestic Sales	2,059	2,014	2.2	8,371	8,145	2.8
Exports	979	959	2.1	4,027	3,921	2.7
Foreign Subsidiaries	634	602	5.3	2,240	1,915	16.9
EBIT	708	497	42.6	2,087	1,853	12.6
EBITDA	828	818	1.2	3,100	3,189	(2.8)

EBIT Margin	19.3%	13.9%	5.4 pp	14.3%	13.3%	1 pp
EBITDA Margin	22.5%	22.9%	-0.4 pp	21.2%	22.8%	-1.6 pp

Nominal Dollars
Consolidated Net sales	337	316	6.8	1,317	1,214	8.5
Domestic Sales	189	178	6.4	749	702	6.7
Export Sales	90	85	6.1	365	343	6.2
Foreign Subsidiaries	58	53	9.5	203	169	20.6
EBIT	65	44	48.2	188	160	17.5
EBITDA	76	72	5.2	278	275	1.0

EBIT Margin	19.3%	13.9%	5.4 pp	14.3%	13.2%	1.1 pp
EBITDA Margin	22.6%	22.9%	-0.3 pp	21.1%	22.7%	-1.6 pp

Glass Containers
Domestic (Millions of Units)	1,206	1,233	(2.2)	4,841	4,889	(1.0)
Exports (Millions of Units)	356	338	5.5	1,347	1,343	0.3
Total	1,562	1,571	(0.6)	6,187	6,232	(0.7)

Capacity utilization (furnaces)	96%	98%	-2 pp

Alcali (Thousands Tons sold)*	163	162	1.1	636	635	0.1

* Includes sodium carbonate, sodium bicarbonate, sodium chlorine, calcium chlorine

  Flat Glass

(47 percent of 2007 Consolidated Sales)

Sales

Flat Glass sales for the quarter increased 11.1 percent YoY to US$312 million from US$281 million.

Domestic sales increased 9.2 percent YoY, as result of higher sales to the automotive market due to increased volumes along with an improved price mix. Float glass sales remained relatively stable YoY as they experienced a 3 percent increase.

Export sales increased 32.5 pecent YoY mainly due to higher float glass volumes, in line with the company's strategy of temporarily exporting the additional capacity gained by the purchase of AFG's 50 percent stake in Mexicali (the float glass manufacturing facility located in Mexicali, Baja California, Mexico).

Automotive sales grew 15.2 percent YoY driven by higher sales both in the Auto Glass Replacement ("AGR") and in the Original Equipment Manufacturer ("OEM") markets. AGR sales increased as a result of an overall improved product mix coupled with higher volumes in the domestic market. OEM sales increased as a result of a better product mix which is in line with our strategy to increase sales of value added products.

Sales from foreign subsidiaries rose 6.2 percent YoY to US$174 million from US$164 million and maintained their growth momentum. Sales at Vitro Cristalglass, the Spanish subsidiary, increased 37 percent YoY due to higher volumes coupled with an improved product mix. Sales at Vitro Colombia increased 42 percent compared with the same quarter last year due to increased volumes linked to the strong demand in the domestic, Venezuelan and Ecuadorian markets.

EBIT & EBITDA

EBIT increased 94.3 percent YoY to US$20 million from US$10 million mainly as a result of a reducede<<< /i>preciacharge revised, with the support of external appraisals, our furnaces condition and determined the need to extend their remaining life. EBITDA increased 13.6 percent YoY to US$30 million from US$27 million. During the same period, EBIT margins grew 280 basis points while EBITDA margins increased 20 basis points.

On a YoY comparison, the strong performance from Vitro Cristalglass coupled with a better product mix in the Automotive business line had a positive impact on the EBIT and EBITDA generation and more than compensated higher raw materials, energy and freight costs. In addition, enhanced fixed-cost absorption due to improved capacity utilization at Vitro Colombia also contributed to increase the EBITDA of this Business Unit.

Table 8: Flat Glass
Table 8
Flat Glass
(Million)
			YoY%			YoY%
	4Q'07	4Q'06	Change	2007	2006	Change

Constant Pesos
Consolidated Net sales	3,418	3,245	5.3	13,591	13,461	1.0
Net Sales
Domestic Sales	861	821	4.8	3,274	3,296	(0.7)
Exports	642	505	27.1	2,646	2,463	7.4
Foreign Subsidiaries	1,916	1,920	(0.2)	7,671	7,702	(0.4)
EBIT	218	124	75.5	782	418	87.2
EBITDA	331	311	6.5	1,320	1,151	14.7

EBIT Margin	6.4%	3.8%	2.6 pp	5.8%	3.1%	2.7 pp
EBITDA Margin	9.7%	9.6%	0.1 pp	9.7%	8.5%	1.2 pp

Nominal Dollars
Consolidated Net sales	312	281	11.1	1,210	1,149	5.3
Domestic Sales	80	73	9.2	296	289	2.6
Export Sales	59	44	32.5	237	212	11.5
Foreign Subsidiaries	174	164	6.2	677	648	4.5
EBIT	20	10	94.3	69	34	101.6
EBITDA	30	27	13.6	116	97	20.2

EBIT Margin	6.4%	3.6%	2.8 pp	5.7%	3.1%	2.6 pp
EBITDA Margin	9.7%	9.5%	0.2 pp	9.6%	8.5%	1.1 pp

Volumes
Flat Glass (Thousands of m2R)(1)	33,871	29,860	13.4	132,790	129,586	2.5

Capacity utilization
Flat Glass furnaces(2)	110%	115%	-5.1 pp
Flat Glass auto	76%	70%	6.9 pp
(1) m2R = Reduced Squared Meters
(2) Capacity utilization may sometimes be greater than 100 percent because pulling capacity is calculated based on a certain number of changes in glass color & thickness, determined by historical averages

CONSOLIDATED
VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS, (MILLION)

	Fourth Quarter						January - December
INCOME STATEMENT	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2007	2006	% Var.	2007	2006	% Var.	2007	2006	% Var.	2007	2006	% Var.
Consolidated Net Sales	7,190	6,952	3.4	659	608	8.3	28,591	27,876	2.6	2,560	2,401	6.6
Cost of Sales	4,760	4,966	(4.1)	436	435	0.3	20,185	20,230	(0.2)	1,807	1,743	3.7
Gross Income	2,429	1,986	22.3	223	174	28.2	8,407	7,646	9.9	753	658	14.5
SG&A Expenses	1,560	1,463	6.6	143	128	11.5	5,700	5,529	3.1	511	478	7.1
Operating Income	869	523	66.2	80	45	75.1	2,706	2,117	27.8	242	180	34.0

Other Expenses (Income), net	300	(351)	--	27	(31)	--	901	(229)	--	80	(21)	--

Interest Expense	(332)	(397)	(16.5)	(30)	(35)	(12.7)	(1,645)	(1,814)		(147)	(156)	(5.9)
Interest Income	10	39	(73.1)	1	3	(71.8)	175	134	30.5	16	12	35.4
Other Financial Expenses (net)	(23)	(73)	(68.8)	(2)	(7)	(68.6)	(487)	(813)	(40.1)	(43)	(70)	(38.1)
Exchange Loss	(2)	126	--	0	12	(98.7)	(94)	(224)	(58.3)	(7)	(17)	(59.3)
Gain from Monet. Position	175	138	26.6	16	12	31.4	471	440	6.9	42	39	9.3
Total Financing Result	(172)	(168)	2.5	(15)	(14)	6.9	(1,579)	(2,276)	(30.6)	(139)	(193)	(27.9)

Inc. (loss) bef. Tax	398	707	(43.7)	37	62	(41.0)	226	70	220.5	22	8	191.0
Income Tax	(121)	324	--	(11)	29	--	92	228	(59.8)	8	22	(64.6)
Net Inc. (loss) Cont. Opns.	519	383	35.4	48	34	42.5	134	(158)	--	15	(14)	--
Income (loss)of Discont. Oper.	-	-	--	-	-	--	-	(31)	--	-	(2)	--
Income on disposal of discontinued operations	-	(2)	--	-	(0)	--	-	480	--	-	40	--
Extraordinary Items, Net	-	-	--	-	-	--	-	-	--	-	-	--
Net Income (Loss)	519	381	36.3	48	34	43.4	134	292	(54.0)	15	23	(36.6)
Net Income (loss) of Maj. Int.	480	395	21.4	44	35	27.0	(9)	401	--	2	33	(93.2)
Net Income (loss) of Min. Int.	39	(15)	--	4	(2)	--	143	(110)	--	12	(10)	--

VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, (Million)

	Constant Pesos			Nominal Dollars
BALANCE SHEET	2007	2006	% Var.	2007	2006	% Var.	FINANCIAL INDICATORS	4Q'07	4Q'06
Cash & Cash Equivalents	1,638	1,222	34.1	151	108	39.1	Debt/EBITDA (LTM, times)	3.4	3.0
Trade Receivables	1,629	1,383	17.8	150	120	25.4	EBITDA/ Total Net Fin. Exp. (LTM, times)	2.2	1.7
Inventories	4,228	3,982	6.2	389	351	10.9	Debt / (Debt + Equity) (times)	0.6	0.6
Other Current Assets	3,750	2,588	44.9	345	230	50.1	Debt/Equity (times)	1.6	1.4
Total Current Assets	11,244	9,175	22.6	1,035	809	27.9	Total Liab./Stockh. Equity (times)	2.4	2.1
							Curr. Assets/Curr. Liab. (times)	1.6	1.9
Prop., Plant & Equipment	17,696	16,323	8.4	1,629	1,448	12.4	Sales/Assets (times)	0.9	1.0
Deferred Assets	3,109	2,507	24.0	286	217	31.8	EPS (Ps$) *	1.34	1.27
Other Long-Term Assets	141	690	(79.5)	13	61	(78.8)	EPADR (US$) *	0.37	0.34
Total Assets	32,191	28,695	12.2	2,962	2,536	16.8
							* Based on the weighted average shares outstanding.
Short-Term & Curr. Debt	943	385	145.0	87	32	168.4	OTHER DATA
Trade Payables	2,462	2,197	12.0	227	193	17.5	# Shares Issued (thousands)	386,857	386,857
Other Current Liabilities	3,744	2,253	66.2	345	200	72.4
Total Curr. Liab.	7,149	4,835	47.9	658	425	54.8	# Average Shares Outstanding
Long-Term Debt	13,975	12,441	12.3	1,286	1,109	16.0	(thousands)	358,533	311,395
Other LT Liabilities	1,687	2,052	(17.8)	155	181	(14.3)
Total Liabilities	22,811	19,328	18.0	2,099	1,715	22.4	# Employees	24,442	22,294

Majority interest	7,420	7,474	(0.7)	683	660	3.4
Minority Interest	1,960	1,892	3.6	180	161	12.2
Total Shar. Equity	9,380	9,366	0.1	863	821	5.2

VITRO, S.A.B. DE C.V. AND SUBSIDIARIES
SEGMENTED INFORMATION
FOR THE PERIODS, (MILLION)

	Fourth Quarter						January - December
	Constant Pesos			Nominal Dollars			Constant Pesos			Nominal Dollars
	2007	2006	%	2007	2006	%	2007	2006	%	2007	2006	%
GLASS CONTAINERS
Net Sales	3,679	3,596	2.3%	338	317	6.4%	14,676	14,068	4.3%	1,321	1,222	8.1%
Interd. Sales	7	21	-67.8%	1	2	-66.4%	37	86	-57.1%	3	7	-55.5%
Con. Net Sales	3,672	3,575	2.7%	337	316	6.8%	14,639	13,982	4.7%	1,317	1,214	8.5%
Expts.	979	959	2.1%	90	85	6.1%	4,027	3,921	2.7%	365	343	6.2%
EBIT	708	497	42.6%	65	44	48.2%	2,087	1,853	12.6%	188	160	17.5%
Margin (1)	19.3%	13.9%		19.3%	13.9%		14.3%	13.3%		14.3%	13.2%
EBITDA	828	818	1.2%	76	72	5.2%	3,100	3,189	-2.8%	278	275	1.0%
Margin (1)	22.5%	22.9%		22.6%	22.9%		21.2%	22.8%		21.1%	22.7%

Glass containers volumes (MM Pieces)
Domestic				1,206	1,233	-2.2%				4,841	4,889	-1.0%
Exports				356	338	5.5%				1,347	1,343	0.3%
Total:Dom.+Exp.				1,562	1,571	-0.6%				6,187	6,232	-0.7%

Soda Ash (Thousand Tons)				163	162	1.1%				636	635	0.1%

FLAT GLASS
Net Sales	3,423	3,246	5.5%	313	281	11.3%	13,605	13,462	1.1%	1,212	1,149	5.4%
Interd. Sales	5	1	454.9%	0	0	469.4%	14	1	954.0%	1	0	973.9%
Con. Net Sales	3,418	3,245	5.3%	312	281	11.1%	13,591	13,461	1.0%	1,210	1,149	5.3%
Expts.	642	505	27.1%	59	44	32.5%	2,646	2,463	7.4%	237	212	11.5%
EBIT	218	124	75.5%	20	10	94.3%	782	418	87.2%	69	34	101.6%
Margin (1)	6.4%	3.8%		6.4%	3.6%		5.8%	3.1%		5.7%	3.0%
EBITDA	331	311	6.5%	30	27	13.6%	1,320	1,151	14.7%	116	97	20.2%
Margin (1)	9.7%	9.6%		9.7%	9.5%		9.7%	8.5%		9.6%	8.4%

Flat Glass Volumes (Thousand m2R)(3)
Const + Auto				33,871	29,860	13.4%				132,790	129,586	2.5%

CONSOLIDATED (2)
Net Sales	7,201	6,974	3.3%	660	610	8.1%	28,643	27,967	2.4%	2,565	2,409	6.5%
Interd. Sales	12	22	-44.8%	1	2	-42.5%	51	90	-43.3%	5	8	-41.2%
Con. Net Sales	7,190	6,952	3.4%	659	608	8.3%	28,591	27,876	2.6%	2,560	2,401	6.6%
Expts.	1,621	1,464	10.7%	149	129	15.2%	6,674	6,384	4.5%	601	556	8.2%
EBIT	869	523	66.2%	80	45	75.1%	2,706	2,117	27.8%	242	180	34.0%
Margin (1)	12.1%	7.5%		12.1%	7.5%		9.5%	7.6%		9.4%	7.5%
EBITDA	1,100	1,077	2.2%	101	94	6.9%	4,379	4,331	1.1%	391	371	5.3%
Margin (1)	15.3%	15.5%		15.3%	15.5%		15.3%	15.5%		15.3%	15.5%
(1) EBIT and EBITDA Margins consider Consolidated Net Sales.
(2) Includes corporate companies and other's sales and EBIT.
(3) m2R = Reduced Squared Meters

Vitro, S.A.B. de C.V. (NYSE: VTO; BMV: VITROA), through its subsidiary companies, is a leading participant in two distinct types of: flat glass and glass containers. The Vitro companies manufacture products for a variety of markets, including construction and automotive glass;beverage, cosmetic, pharmaceuticals, food, liquor, and wine glass containers. Vitro also produces raw materials and capital goods for industrial use, which are vertically integrated in the Glass Containers business unit. Founded in 1909 and based in Monterrey, Mexico Vitro subsidiaries have facilities and a significant distribution network in nine countries, located in North, Central and South America, and Europe, and export products to more than 40 countries worldwide. For more information, you can access Vitro's Website at:http://www.vitro.com

For further information, please contact:

Investor Relations Adrian Meouchi / Angel Estrada Vitro S.A.B. de C.V. + (52) 81-8863-1765 / 1730 ameouchi@vitro.com aestradag@vitro.com	U.S. agency Susan Borinelli / Kay Breakstone Breakstone Group (646) 330-5907 sborinelli@breakstone-group.com kbreakstone@breakstone-group.com	Media Relations Albert Chico Vitro, S.A.B. de C.V. + (52) 81-8863-1661 achico@vitro.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on it's behalf by the undersigned, thereunto duly authorized.

VITRO, S.A.B. DE C.V.

By /s/ Claudio L. Del Valle Cabello
Name: Claudio L. Del Valle Cabello
Title: Attorney in Fact

Date: February 26, 2008